Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2006

Mr. Gregory P. Hanson
Vice President, Finance, and Chief Financial Officer
11388 Sorrento Valley Road
San Diego, CA 92121

Re: Avanir Pharmaceuticals
         Form 10-K for the Fiscal Year Ended September 30, 2005
         File No. 001-15803

Dear Mr. Hanson:

    We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief